Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in the Registration Statement No. 333-150655 on Form S-1 of Biomet, Inc. and subsidiaries of our report dated August 25, 2010, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the new basis of accounting established on July 12, 2007 as a result of the Merger) relating to the consolidated financial statements and financial statement schedule of Biomet, Inc. and subsidiaries appearing in this Annual Report on Form 10-K of Biomet, Inc. for the year ended May 31, 2010.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana

August 25, 2010